Exhibit 99.1

Media Release

Planegg/Munich, Germany, May 17, 2018

MorphoSys Announces Presentation of Clinical Data on Proprietary

Blood Cancer Programs at Upcoming EHA 2018 Conference

MorphoSys AG (FSE: MOR; Prime Standard Segment; TecDAX; Nasdaq: MOR; OTC: MPSYY) today announced the publication of two abstracts on its proprietary hemato-oncological drug candidates MOR208 and MOR202 submitted to the 23rd European Hematology Association (EHA) Annual Meeting, to be held in Stockholm/Sweden from June 14-17, 2018.

In a poster presentation, first clinical data from the exploratory phase 2 COSMOS trial with the Fc-engineered CD19 antibody MOR208 in combination with idelalisib in chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL), after discontinuation of an ibrutinib therapy, will be presented. In an oral presentation, updated maturing data from a phase 1/2a study with the CD38 antibody MOR202 alone and in combination with pomalidomide or lenalidomide in relapsed/refractory multiple myeloma will be presented.

“We are pleased that clinical data from trials investigating our proprietary antibody programs MOR208 and MOR202 in indications with high medical need were selected for presentation at the upcoming EHA conference,” commented Dr. Malte Peters, Chief Development Officer of MorphoSys AG.

Details about the abstracts from MorphoSys’s proprietary programs MOR208 and MOR202 accepted for presentation at EHA 2018:

Abstract code : PF350

Two-cohort, phase II study in R/R CLL (COSMOS): First preliminary safety and efficacy results of MOR208 treatment in combination with idelalisib in patients who discontinued prior ibrutinib therapy

The poster presentation will include clinical results from the phase 2 study COSMOS with MOR208 in combination with idelalisib (cohort A) in adult patients with relapsed/refractory CLL who failed prior treatment with Bruton’s Tyrosine Kinase inhibitor (BTKi) ibrutinib.

The poster will be presented during the session “Chronic lymphocytic leukemia and related disorders—Clinical” on Friday, June 15, 2018 5:30-7:00 pm CEST (11:30am-1:00pm EDT), in the poster area at the Stockholmsmässan in Stockholm.

In addition, the abstract will be on display on the E-poster screens at the conference from Friday, June 15, 2018, 9:30 am CEST (3:30 am EDT) to Sunday, June 17, 2018 1:00 pm CEST (7:00 am EDT).

Abstract code : S848

MOR202 with low-dose dexamethasone (DEX) or pomalidomide/DEX or lenalidomide/DEX in relapsed or refractory multiple myeloma (r/r MM): A phase I/IIa, multicenter, dose-escalation study

The oral presentation will include updated clinical data from the phase 1/2a study with MOR202 alone or in combination with the immunomodulatory drugs lenalidomide or pomalidomide, plus low-dose dexamethasone (DEX). The trial is being conducted in pre-treated patients with relapsed/refractory multiple myeloma.

The oral presentation will be given during the session “New therapeutic strategies to improve the outcome of relapse/refractory plasma cell disorders” on Saturday, June 16, 2018, from 4:15-4:30pm MEST (10:15-10:30am EDT), in Room A1 at the Stockholmsmässan in Stockholm.

Additional information can be found at www.ehaweb.org, including the abstracts.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate-to-severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the progression of and upcoming data presentations from the COSMOS trial in connection with MOR208 and idelalisib and expectations regarding the development of MOR208 plus idelalisib in CLL as well as in connection with MOR202 and pomalidomide and lenalidomide each combined with dexamethasone and the development in multiple myeloma. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Jochen Orlowski

Associate Director Corporate Communications & IR

Alexandra Goller

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com